RAMCO-GERSHENSON PROPERTIES TRUST

ARTICLES SUPPLEMENTARY

RECLASSIFYING OF 1,400,000 SHARES OF SERIES A CONVERTIBLE PREFERRED OF BENEFICIAL INTEREST AS
PREFERRED SHARES OF BENEFICIAL INTEREST WITHOUT FURTHER DESIGNATION

RAMCO-GERSHENSON PROPERTIES TRUST, a Maryland real estate investment trust, (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST: By or as contemplated by Articles Supplementary filed with the Department on October 2, 1997 (the “October 2, 1997 Articles Supplementary”), the Trust classified 1,400,000 shares of its authorized but unissued Preferred Shares of Beneficial Interest, par value $.01 per share (“Preferred Shares”), as a separate class of Preferred Shares designated as “Series A Convertible Preferred of Beneficial Interest” (the “Series A Shares”), and set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption and other terms and conditions of such shares, all as set forth in the October 2, 1997 Articles Supplementary.

SECOND: All Series A Shares previously issued have been reacquired by the Trust and no Series A Shares are issued and outstanding.

THIRD: Pursuant to the authority expressly vested in the Board of Trustees of the Trust (the “Board of Trustees”), by Article VI of the Declaration of Trust filed with the Department on October 2, 1997, as amended, modified and supplemented to date (the “Declaration of Trust”), and Section 8-501 of the Maryland REIT Law, the Board of Trustees by resolutions duly adopted on June 7, 2005 (the “Resolutions”), has confirmed the reclassification and redesignation of the 1,400,000 Preferred Shares previously classified and designated as Series A Convertible Preferred of Beneficial Interest pursuant to or as contemplated by the October 2, 1997 Articles Supplementary, to be and become Preferred Shares of the Trust as otherwise authorized for issuance under the Declaration of Trust, without further designation nor any preferences or relative, participating, optional, conversion or other rights appertaining thereto, or voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption, other than those, if any, applicable to Preferred Shares of the Trust generally, such that the same, as Preferred Shares otherwise authorized for issuance under the Declaration of Trust, shall be available for future reclassification and available for issuance upon proper authorization by the Board of Trustees from time to time.

FOURTH: The 1,400,000 Series A Convertible Preferred of Beneficial Interest, as aforesaid, have been redesignated and reclassified as aforesaid by the Board of Trustees, pursuant to and as contemplated by the Resolutions, under the authority contained in the Declaration of Trust.

FIFTH: These Articles Supplementary have been approved by the Board of Trustees in the manner and by the vote required by law.

SIXTH: The undersigned President and Chief Executive Officer of the Trust acknowledges these Articles Supplementary to be the corporate act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned President and Chief Executive Officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary on this 8th day of June, 2005.

RAMCO-GERSHENSON PROPERTIES TRUST

By: Name: Title:	/s/ Dennis Gershenson Dennis Gershenson President and Chief Financial Office

ATTEST

By: Name: Title:	/s/ Richard J. Smith Richard J. Smith Secretary